FIRST AMENDMENT

TO

INVESTMENT ADVISORY AGREEMENT

COMMONWEALTH INTERNATIONAL SERIES TRUST

This First Amendment (the “Amendment”) to the Investment Advisory Agreement (the “Agreement”), by and between FCA Corp (the “Adviser”) and Commonwealth International Series Trust (the “Trust”) with respect to the Africa Fund (the “Fund”), a portfolio series of the Trust, is entered into as of the 23rd day of February, 2016.

WHEREAS, the Adviser and the Trust entered into the Agreement with regard to the Fund on November 1, 2011 (the “Advisory Agreement”) wherein the Adviser renders certain investment advisory and other services to the Fund; and

WHEREAS, the Adviser has proposed, and the Trust wishes to accept the proposal, to amend the Advisory Agreement to lower the compensation payable under the Agreement.

NOW, THEREFORE, it is agreed that the first sentence the first paragraph of Section 4 of the Agreement is hereby amended as follows:

“As compensation for the services provided and expenses assumed by the Adviser under this Agreement, the Fund will pay the Adviser at the end of each calendar month an advisory fee computed daily at a rate equal on an annual basis to 0.75% of the Fund’s average daily net assets.”

IT IS FURTHER AGREED, that this Amendment shall become effective as of February 28, 2016.

Except as modified herein, the terms and conditions of the Agreement remain unchanged and in full force and effect.

EXECUTED ON THE DATE FIRST ABOVE WRITTEN.

FCA CORP

By:	/s/ Robert W. Scharar
Name:	Robert W. Scharar
Title:	President

COMMONWEALTH INTERNATIONAL SERIES TRUST

By:	/s/ Wesley Yuhnke
Name:	Wesley Yuhnke
Title:	Executive Vice President